SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

06 January 2003

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc

(Registrant)

Dated: 06 January 2003	By:	/s/ J V Miller

	Name:	J V Miller
	Title:	Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Royal & Sun Alliance announces new Chairman and Chief Executive - release dated 19/12/2002
99.2	Schedule 10: Notification of Major Interests In Shares (Barclays plc) - release dated 23/12/2002
99.3	Schedule 10: Notification of Major Interests In Shares (Barclays plc) - release dated 30/12/2002
99.4	Schedule 5: Block Listing Six Monthly Return - release dated 02/01/2003
99.5	Schedule 5: Block Listing Six Monthly Return - release dated 02/01/2003